UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Morgans Hotel Group Co.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
61748W108
(CUSIP Number)
David Smail, Esq.
Executive Vice President and General Counsel
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018
(212) 277-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61748W108

1	NAMES OF REPORTING PERSONS David T. Hamamoto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,982,777 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,611,739 Shares

WITH	10	SHARED DISPOSITIVE POWER

472,100 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,083,839 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	61748W108
Introductory Statement
This Amendment No. 2, filed by Mr. David T. Hamamoto (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 11, 2008, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on November 13, 2008 (together, the “November Schedule 13D”). Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Since the date of filing of the November Schedule 13D, the number of shares of Common Stock beneficially owned by Mr. David T. Hamamoto has changed, as reported below, through open market purchases and the vesting of stock options and LTIP units.
On December 30, 2008, Hilo Holdings MVIII LLC (“Hilo I”) and Kona Holdings MVIII LLC (“Kona I”), each a majority owned subsidiary of DTH Holdings LLC, a limited liability company fully-owned by the Reporting Person, were dissolved, and new entities named Hilo Holdings MVIII LLC, a limited liability company that the Reporting Person manages (“Hilo II”), and Kona Holdings MVIII LLC, a limited liability company that the Reporting Person manages (“Kona II”), were formed. The beneficial ownership of the shares of Common Stock previously owned by Hilo I and Kona I, as reported in the November Schedule 13D, remain with the Reporting Person as set forth herein.
Accordingly, the purpose of this Amendment No. 2 to Schedule 13D is to amend and restate in its entirety Item 2 and Item 5 of the Schedule 13D as set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the November Schedule 13D.
ITEM 2. Identity and Background.
(a) This Schedule 13D is being filed solely by Mr. David T. Hamamoto, a natural person. Mr. Hamamoto beneficially owns a portion of his shares of Common Stock through DTH Holdings LLC, Hilo II and Kona II.
(b) Mr. Hamamoto’s principal business address is: c/o NorthStar Realty Finance Corp. (“NRF”), 399 Park Avenue, 18th Floor, New York, New York 10022.
(c) Mr. Hamamoto is a director and president and chief executive officer of NRF.
(d) During the past five years, Mr. Hamamoto has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Mr. Hamamoto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f) Mr. Hamamoto is a citizen of the United States.

CUSIP No.	61748W108
ITEM 3. Source and Amount of Funds or Other Consideration.
The shares of Common Stock reported in this Schedule 13D were acquired with the personal funds of the Reporting Person or were acquired by the Reporting Person other than by purchase as described below in Item 5. The information included in Item 5 below is incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
(a) Ownership percentages of Common Stock reported herein are based on 29,397,841 shares outstanding as of November 7, 2008 and reported in the Company’s Form 10-Q filed on November 7, 2008.
Of the 3,083,839 shares of Common Stock reported as being the aggregate amount beneficially owned by Mr. Hamamoto in row (11) of the cover pages to this Schedule 13D, representing in the aggregate approximately 10.5% of the outstanding shares of Common Stock, Mr. Hamamoto may be considered to have shared dispositive power but no voting power over 472,100 non-voting units, reported in row (10) of the cover pages to this Schedule 13D, and sole dispositive power over 2,611,739 shares of Common Stock, reported in row (9) of the cover pages to this Schedule 13D. The 2,611,739 shares of Common Stock reported in row (9) of the cover pages to this Schedule 13D include 1,982,777 shares of Common Stock, over which Mr. Hamamoto has sole dispositive power and sole voting power, and 628,962 shares of Common Stock, over which Mr. Hamamoto only has sole dispositive power but no voting power, which represent Mr. Hamamoto’s beneficial ownership of 300,000 vested stock options, 328,623 vested LTIP units convertible into Common Stock and 339 vested restricted stock units representing Common Stock. The 1,982,777 shares of Common Stock over which Mr. Hamamoto has sole voting power are reported in row (7) of the cover pages to this Schedule 13D.
The 472,100 non-voting units over which Mr. Hamamoto is deemed to have shared dispositive power, as reported in row (10) of the cover page to this Schedule 13D, represent Mr. Hamamoto’s portion (through DTH Holdings LLC) of the 11,842 non-voting units held by MHG OP Holdings LLC, an indirect subsidiary of NorthStar Partnership, L.P. (“NorthStar LP”), 63,604 non-voting units held by Residual Hotel Interest LLC, an indirect subsidiary of NorthStar LP and 878,619 non-voting units held by NorthStar Capital Investment Corp., an affiliate of NorthStar LP. Mr. Hamamoto disclaims beneficial ownership of the shares of Common Stock that may be issued in redemption of the nonvoting units.

CUSIP No.	61748W108
Of the 1,982,777 shares of Common Stock, reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Hamamoto has sole voting power and sole dispositive power, 1,479,853 shares of Common Stock are beneficially owned by Mr. Hamamoto through DTH Holdings LLC, Hilo II and Kona II. DTH Holdings LLC directly beneficially owns 936,342 shares of Common Stock, Hilo II owns 85,907 shares of Common Stock (the “Hilo II Shares”), and Kona II owns 457,604 shares of Common Stock (the “Kona II Shares”). The Reporting Person is deemed to beneficially own the foregoing shares of Common Stock as the sole manager of each such entity. The Hilo II Shares were indirectly transferred from Hilo I and the Kona II Shares were indirectly transferred from Kona I.
In addition, of the 1,982,777 shares of Common Stock, reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Hamamoto has sole voting power and sole dispositive power, 502,924 shares of Common Stock are directly beneficially owned by Mr. Hamamoto and were purchased in open market transactions.
None of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days. All stock options, LTIP units and restricted stock units reflected in this Schedule 13D have already vested as of March 5, 2009.
The Reporting Person did not beneficially own any shares of Common Stock as of March 5, 2009, other than as set forth herein.
(b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and the number of shares corresponding to that portion of stock options, LTIP units and restricted stock units that are beneficially owned and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock that may be issued in redemption of the units in which the Reporting Person has an indirect economic interest.
(c) Except as reported herein for the open market purchases by Mr. Hamamoto set forth below, no transactions in the Common Stock were effected by the Reporting Person during the past 60 days or since the filing of the November Schedule 13D.

Date	Shares Purchased	Shares Sold	Price
11/13/2008	6,000		$3.46
3/5/2009	282,924		$2.44
(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.
(e) Not applicable.

CUSIP No.	61748W108
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 12, 2009
/s/ David T. Hamamoto
David T. Hamamoto